

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

<u>Via E-mail</u>
Randy Foraker
Executive Vice President, Interim Chief Financial Officer
and Chief Risk Officer
Bancfirst Corp.
101 N. Broadway
Oklahoma City, OK 73102

      Re: Bancfirst Corp.
               Form 10-K for Fiscal Period Ended December 31, 2013
               Filed March 14, 2014
               File No. 000-14384

Dear Mr. Foraker:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Gus Rodriguez

                    Gus Rodriguez
                    Accounting Branch Chief